Exhibit 99.1

Opera Announces $30 Million Strategic Investment in StarMaker

StarMaker is a fast-growing music-oriented social media platform

Oslo, Norway Nov. 5th, 2018

Opera Limited (Nasdaq: OPRA), one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, today announced that it has completed a strategic investment in StarMaker Inc., a fast-growing technology-driven social media company focused on music and entertainment.

StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. The company has a strong and engaged user base in emerging markets such as India, Indonesia and the Middle East.

“We are excited to invest in StarMaker, as they are one of the leading music-oriented social media platforms in emerging markets,” says Frode Jacobsen, CFO of Opera. “StarMaker complements our existing content platform Opera News, and we look forward to take part in the company’s journey of both continued product innovation and user growth.”

Opera’s strategic investment in StarMaker will lay the foundation for opportunities for the two companies to leverage each other’s strong brands and unique products to accelerate growth and to capture shared opportunities.

Opera has invested US$30 million at a US$125 million pre-money valuation by purchasing preferred shares issued by StarMaker, resulting in an ownership stake of 19.35%. As part of the investment, Opera also obtained an option to increase its ownership to 51% in the second half of the year 2020.

Following this investment, Mr. Yahui Zhou, chairman of Opera’s Board of Directors and its CEO, will continue to hold 65.78% of the outstanding equity interests in StarMaker. Opera’s Board of Directors obtained a valuation analysis from an independent third-party investment bank prior to the approval of this transaction.

About StarMaker

StarMaker is a fast growing, popular social media platform with a focus on music and entertainment. In 2016, Starmaker came under the control of Mr. Yahui Zhou. Today the company has offices in several countries like the United States, India and Hong Kong, and focuses on emerging markets like India, Indonesia and the Middle-East. The StarMaker app lets you sing karaoke, make your own covers of top songs from a large catalog, as well as create and publish your own original music videos. The StarMaker app makes it easy to edit top quality recordings with a huge range of voice effects and share to make friends through music. The application is a free download from Google Play and the Apple App Store.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven content delivery solutions to over 300 million people worldwide. Opera is listed on Nasdaq under the OPRA ticker symbol. Follow our news at http://blogs.opera.com/news/.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to Opera and StarMaker’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and any business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera, StarMaker and the industry. Potential risks and uncertainties regarding Opera, for example, include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact:

Allise Furlani

investor-relations@opera.com or (+1)-212-331-8433